EXHIBIT 99.1

Contact: Fred Minturn
MSX International
FOR IMMEDIATE RELEASE	248-829-6263
DATE: April 17, 2006	fminturn@msxi.com
MSX International, Inc. announces financial results for fiscal 2005
WARREN, Mich., April 17, 2006 - MSX International, Inc., a global provider of technical business services, reports net sales from continuing operations totaling $435.0 million for fiscal 2005 compared to $454.3 million for fiscal 2004. The results for each period exclude the net sales of businesses either sold or classified as held for sale. Net sales from businesses sold or held for sale were $108.8 million during fiscal 2005.
Fiscal 2005 results reflect one week less sales for selected businesses due to the additional week included in 2004 as a result of our fiscal calendar. Fiscal 2005 results were also impacted by unfavorable exchange rates on sales outside of the U.S. compared to fiscal 2004. Net of these items, year-over-year sales reflect nominal growth in warranty and retail improvement programs offset by declines in automotive staffing and other traditional programs.
Gross profit from continuing operations decreased 3.7% due to reduced sales volumes partially offset by indirect cost savings. Expressed as a percentage of net sales, gross profit margins increased modestly. The improvement in gross profit percentage reflects the favorable impact of lower indirect costs and displacement of lower margin programs as we continue to focus on higher return businesses.
Selling, general and administrative expenses were $3.7 million lower in fiscal 2005 than in the prior year, a 10.4% reduction. The decrease is the result of on-going cost reduction initiatives implemented during fiscal 2005. Such cost reductions resulted in restructuring and severance related costs of $2.8 million during fiscal 2005. Fiscal 2005 results include a non-cash goodwill impairment charge totaling $89.8 million related to selected staffing operations in the United States. The goodwill charge arose due to the sale of such operations during the first quarter of fiscal 2006. Fiscal 2005 results also include a gain on extinguishment of certain debt obligations in Germany totaling $0.7 million.
Income from continuing operations before interest and income taxes was a loss totaling $57.0 million. This compares to income of $33.6 million in fiscal 2004, or a $90.6 million decrease in profitability from continuing operations. The decrease reflects the goodwill impairment charge of $89.8 million and restructuring costs of $2.8 million discussed above. Before restructuring and severance costs that are reflected in the results of continuing operations, EBITDA was $40.7 million for fiscal 2005 compared to $41.8 million in fiscal 2004. The attached supplemental financial information schedule shows a reconciliation of EBITDA to reported results.
Interest expense in fiscal 2005 totaled $33.9 million, a $3.2 million increase from fiscal 2004 and is primarily the result of foreign exchange rate movements. Such movements had an adverse impact on the recorded value of U.S. dollar denominated debt issued by the Company’s U.K. subsidiary in fiscal 2005 and a favorable impact in the comparable period in 2004. After a tax expense on continuing operations of $0.7 million, the Company posted a net loss from continuing operations of $91.6 million.
In accordance with SFAS No. 144, the financial performance of businesses sold or currently held for sale are shown separately in the Company’s consolidated statements of operations. At January 1, 2006, these businesses had total assets of $41.8 million and related liabilities of $40.5 million. Formal divestiture processes continue for the businesses classified as held for sale.

Fiscal 2004 results have been restated for adjustments identified during the fiscal 2005 audit. The effects of the restatements on fiscal 2004 results, after giving effect to operations classified as discontinued during fiscal 2005, are detailed in the attached Restatement Reconciliation. Additional information on these restatements, including the impact on fiscal 2003 results, can be found in our Current Report on Form 8-K filed with the SEC on April 11, 2006. The Form 8-K can be found on the Securities and Exchange Commission website at www.sec.gov.
We will host a conference call at 2:00 p.m. EDT on Tuesday, April 18, to review these results. To listen to the call, dial 877-612-5307 (Domestic) or 706-634-2392 (International) and provide conference code number 7930759. A replay of the call will be available beginning at 3:00 p.m. EDT Tuesday, April 18, at 800-642-1687 (Domestic) or 706-645-9291 (International), with the same conference code number.
MSX International Inc., headquartered in Warren, Mich., is a global provider of technical business services. The Company combines innovative people, standardized processes and today’s technologies to deliver a collaborative, competitive advantage. MSX International, Inc. has over 4,600 employees in eighteen countries. Visit our Web site at http://www.msxi.com.
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Certain of the statements made in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current management projections and expectations. They involve significant risks and uncertainties. As such, they are not guarantees of future performance. MSX International, Inc. disclaims any intent or obligation to update such statements.
Actual results may vary materially from those in the forward-looking statements as a result of any number of factors, many of which are beyond the control of management. These important factors include: our substantial indebtedness and future liquidity; our reliance on major customers in the automotive industry, including the timing of their product development and other initiatives, and the value of our associated accounts receivable from them; the market demand for our technical business services in general; our ability to recruit and place qualified personnel; delays or unexpected costs associated with cost reduction efforts; risks associated with operating internationally, including economic, political and currency risks; and risks associated with our acquisition strategy. Additional information concerning these and other factors are discussed in the company’s filings with the U.S. Securities and Exchange Commission.

MSX INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the fiscal quarter and fiscal year ended January 1, 2006 and January 2, 2005

	Fiscal Year Ended
		January 2,
	January 1,	2005
	2006	(As Restated)
	(in thousands)
Net sales	$434,966	$454,305
Cost of sales	368,356	385,122

Gross profit	66,610	69,183

Selling, general and administrative expenses	31,684	35,350
Goodwill impairment charges	89,828	—
Restructuring and severance costs	2,835	209
Gain on extinguishment of debt	(704)	—

Income (loss) from continuing operations before interest and income taxes	(57,033)	33,624

Interest expense, net	33,875	30,741

Income (loss) from continuing operations before income taxes	(90,908)	2,883

Income tax provision (benefit)	707	1,776

Income (loss) from continuing operations	(91,615)	1,107

Income (loss) from discontinued operations, net of taxes	(22,795)	550

Net income (loss)	(114,410)	1,657

Accretion for redemption of preferred stock	(11,254)	(9,500)

Net loss available to common shareholders	$(125,664)	$(7,843)

MSX INTERNATIONAL, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
for the fiscal quarter and fiscal year ended January 1, 2006 and January 2, 2005

	Fiscal Year Ended
		January 2,
	January 1,	2005
	2006	(As Restated)
	(in thousands)

Net sales from continuing operations	$434,966	$454,305

Reconciliation of EBITDA:

Income from continuing operations before interest and income taxes	$(57,033)	$33,624

Goodwill impairment charges	89,828	—
Gain on extinguishment of debt	(704)	—
Michigan Single Business and similar taxes	1,737	1,988

EBIT, as defined	33,828	35,612

Depreciation	4,025	6,016
Restructuring and severance costs	2,835	209

EBITDA before restructuring and severance costs and goodwill impairment, as defined	$40,688	$41,837

     EBITDA is shown here because we use it for internal reporting purposes. We believe it is an indicative measure of operating performance, and it is used by investors and analysts to evaluate companies with capital structures similar to ours.
     As defined here, EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA is not an alternative measure of operating results or cash flows from operations, as determined in accordance with accounting principles generally accepted in the United States. EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with such accounting principles.
     In accordance with SFAS No. 144, financial results of businesses reported as discontinued operations are eliminated from the continuing operations of MSX International, Inc. Results from discontinued operations have been excluded from the above.

MSX INTERNATIONAL, INC.
RESTATEMENT RECONCILIATION
for the fiscal quarter and fiscal year ended January 1, 2006 and January 2, 2005
The following is a summary of the effects of the restatements on fiscal 2004 results after giving effect to the classification of Satiz S.r.l. and Creative Technology Services LLC as discontinued operations:

	Fiscal Year Ended
	January 2, 2005
	As Reported	As Restated
Results of Operations:	(in thousands)
Net sales	$454,305	$454,305
Cost of Sales	384,662	385,122

Gross Profit	69,643	69,183
Selling, general & administrative expense	35,350	35,350
Restructuring & severance costs	209	209

Income from continuing operations before interest and income taxes	34,084	33,624

Interest expense, net	30,741	30,741

Income from continuing operations before income taxes	3,343	2,883

Income tax provision	1,776	1,776

Income from continuing operations	1,567	1,107
Income from discontinued operations, net	15	550

Net income (loss)	1,582	1,657
Accretion for redemption of preferred stock	9,500	9,500

Net loss available to common shareholders	$(7,918)	$(7,843)